SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                  PANGEA PETROLEUM CORP.
                     COMMON STOCK
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                      698410 10 7
                     (CUSIP NUMBER)
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               6776 SW Freeway, Suite 620
                  Houston, Texas   77074
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                      APRIL 26, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       CHARLES B. POLLOCK
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF,OO
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 74,286 as of the filing date of this statement (no shares as of the date of event which requires filing of this statement).
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 74,286 as of the filing date of this statement (no shares as of the date of event which requires filing of this statement).
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 74,286 as of the filing date of this
     statement (no shares as of the date of event which requires filing of this statement).
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         .25%
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Pangea Petroleum Corporation
Common Stock, $.0001 par value.
6776 SW Freeway, Suite 620
Houston, Texas   77074
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name: Charles B. Pollock
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(b) Address:      2014 Bonner Bussells Drive
                  Southport, North Carolina 28461
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Charles B. Pollock, acquired 74,286
shares of Issuer pursuant to an exemption from registration under the Securities Act of 1933, as amended, as provided by
Section 4(2) of the Act as compensation for services
rendered to the Company as an Officer and Director. In addition, the Reporting Person exercised an option to purchase a total of 260,000 shares pursuant to a registration statement on Form S-8 ("Registration
Statement") under the Securities Act of 1933, as amended ("Act") for $260,000. Such amount was paid from his personal funds. As of the filing date, Charles B. Pollock has sold all of the 260,000 S-8 shares.
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ITEM 4. PURPOSE OF TRANSACTION.
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The purpose of the transaction is to compensate the
Reporting Person for services rendered to the Company as an
Officer and Directors.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Charles B. Pollock owns 74,286 of the issued and outstanding common shares of the Issuer as of the filing date of this statement which represents approximately .25% of the total issued and outstanding common shares of the Issuer. Mr Pollock did not own any shares as of the date of event which requires filing of this statement.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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Attached hereto is a copy of the Employment Agreement
between the Company and the Reporting Person in which the Reporting Person has options to purchase additional shares of the Company pursuant to a registration statement on Form S-8 ("Registration Statement") under the Securities Act of 1933, as amended ("Act").
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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Employment Agreement dated     between Charles B. Pollock
and Pangea Petroleum Corporation.
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: October 23, 2000    Signature: /s/Charles B. Pollock
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                                        CHARLES B. POLLOCK
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